                                                                    EXHIBIT 4.61

                     This is an English  translation  of the original agreement.

                            EQUITY TRANSFER AGREEMENT

Transferor: Hunan Television & Broadcast Intermediary Co., Ltd. ("TV & Broadcast Intermediary")

Transferee: Beijing Century Media Culture Co., Ltd. ("Century Media")

WHEREAS:

1. Beijing Perspective Orient Movie & Intermediary Co., Ltd. ("Beijing Perspective Orient") is a limited liability company organized under Chinese laws with a registered capital of RMB 117,000,000, whose address is Rooms 2020-2025, 17th Floor, No.66 West Beisihuan Road, Haidian District, Beijing.

2. TV & Broadcast Intermediary is a limited liability company organized under Chinese laws and a shareholder of Beijing Perspective Orient. As of the execution date of this Agreement, TV & Broadcast Intermediary holds 49% equity of Beijing Perspective Orient.

3. Century Media is a limited liability company organized under Chinese laws and a shareholder of Beijing Perspective Orient. Century Media holds 51% equity of Beijing Perspective Orient.

On the basis of equality and through negotiations, both parties hereby agree below with respect to the Equity Transfer (as defined below) of Beijing Perspective Orient, on the terms and subject to the conditions contained herein.

1. TV & Broadcast Intermediary agrees to transfer its 49% equity in Beijing Perspective Orient to Century Media, and Century Media agrees to accept the aforesaid 49% equity in Beijing Perspective Orient transferred by TV & Broadcast Intermediary, on and subject to the terms and conditions of this Agreement (hereinafter referred to as "Equity Transfer"). Upon completion of the Equity Transfer, Century Media will hold 100% equity of Beijing Perspective Orient.

2. Both parties confirm that the Equity Transfer and relevant transfer terms and conditions have been approved by their respective boards of directors.

3. Subject to the mutual agreement of both parties, it is determined that the total transfer price of the equity to be transferred is RMB 16,000,000 (in words: RMB sixteen million) (hereinafter referred to as "Equity Transfer Price").

4. After TV & Broadcast Intermediary completes the Equity Transfer pursuant to the provisions of this Agreement and industrial and commercial change registration procedures are completed regarding the new articles of association of Beijing Perspective Orient reflecting the Equity Transfer (hereinafter referred to as "New Articles of Association"), Century Media shall pay the aforesaid Equity Transfer Price at one time or by installments to the bank account in the mainland China designated by TV & Broadcast Intermediary within the term agreed upon by both parties.

5. If otherwise stipulated by the Transferor and the Transferee with respect to the Equity Transfer, such stipulations shall prevail.

6. This Agreement is executed in four counterparts with each having the same legal binding effect, one counterpart for each of company registration authority, both shareholders and company.

7. This Agreement shall enter into force after it is signed by the Transferor and the Transferee and affixed with their respective company seals.



Transferor: Hunan TV & Broadcast Intermediary Co., Ltd. (Stamped with company seal)

Address:



Transferee: Beijing Century Media Culture Co., Ltd. (Stamped with company seal)

Address:

October 31, 2007